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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________

                          COMMISSION FILE NUMBER 1-8514

   A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               M-I RETIREMENT PLAN
                                 P.O. BOX 42842
                             HOUSTON, TX 77242-2842

   B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                    411 NORTH SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060

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           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

                                                                                        Page
                                                                                        ----
Report of Independent Registered Public Accounting Firm                                   3

Financial Statements:

    Statements of Net Assets Available for Plan Benefits
       as of December 31, 2004 and 2003                                                   4

    Statement of Changes in Net Assets Available for
       Plan Benefits for the Year Ended December 31, 2004                                 5

    Notes to Financial Statements                                                         6

Supplemental Schedule:

    Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End
       of Year) December 31, 2004                                                        10

Exhibit:

    23.1 - Consent of Independent Registered Public Accounting Firm                      13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
M-I Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the M-I Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Administrative Committee. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 21, 2005

                               M-I RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2004 AND 2003

                                              2004               2003
                                          -------------      -------------
ASSETS:
    Investments, at fair value            $ 240,791,865      $ 198,297,643
                                          -------------      -------------

    Receivables-
       Company contributions                  7,655,608          4,215,107
       Participant contributions                363,012                  -
                                          -------------      -------------
                    Total receivables         8,018,620          4,215,107
                                          -------------      -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $ 248,810,485      $ 202,512,750
                                          =============      =============

   The accompanying notes are an integral part of these financial statements.

                               M-I RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2003                         $  202,512,750
                                                                                    --------------
ADDITIONS:
    Income -
       Interest and dividend income                                                      7,851,624
       Net appreciation in fair value of investments (Note 7)                           16,608,898
                                                                                    --------------

                                         Net investment gain                            24,460,522
                                                                                    --------------
    Contributions-
       Company, net of forfeitures                                                      13,871,958
       Participant                                                                      12,791,030
       Rollover                                                                          1,196,429
                                                                                    --------------
                                         Total contributions                            27,859,417
                                                                                    --------------

    Transfers from other plan, net (Note 4)                                                280,455
                                                                                    --------------

                                         Total additions                                52,600,394
                                                                                    --------------

DEDUCTIONS:
    Benefits paid to participants                                                        6,212,099
    Administrative expenses                                                                 90,560
                                                                                    --------------

                                         Total deductions                                6,302,659
                                                                                    --------------

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  46,297,735
                                                                                    --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2004                         $  248,810,485
                                                                                    ==============

    The accompanying notes are an integral part of this financial statement.

                               M-I RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the M-I Retirement Plan (the "Plan") provides only general information about the Plan's provisions in effect for the plan year ended December 31, 2004. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan of M-I SWACO (the "Company"). The Company is a majority-owned subsidiary of Smith International, Inc. ("Smith"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence on the first day of the month following a 30 day waiting period from the date of hire. There is no minimum age requirement under the Plan.

Administration and Trustee

The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company ("Vanguard Trust" or the "Trustee") is the trustee of all investments held by the Plan.

Contributions

The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the "Code"). At its discretion, the Company may make basic, matching and in certain cases, discretionary matching contributions to each participant's account under the Plan. Participants are eligible to receive a basic contribution equal to three percent of qualified compensation, and a full match on employee contributions of up to 1.5 percent of qualified compensation. In addition, the Executive Committee of M-I LLC may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by M-I SWACO on December 31.

Vesting

Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65, participants become fully vested in Company contributions and related earnings.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith, Wilson International, Inc. ("Wilson"), a wholly-owned subsidiary of Smith, and the Company.

In connection with the purchase of business operations, the Company may elect to amend the Plan to give past service credit to former employees of the acquired operations who become employees of the Company.

Investment Options

Participants have the option of investing their contributions and the Company's basic, matching and discretionary contributions among one or all of the available investments, including Smith common stock, 19 registered investment company funds and a common/collective trust offered by the Vanguard Group of Investment Companies. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including Smith common stock, at any time, subject to certain limitations.

Administrative Expenses

The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.

Plan Termination

The Company intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.

Loans

Participants may borrow from their accounts no more than once annually, subject to terms specified by the Plan document. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by Plan management and limited to the participant's vested account balance.

In the event that a participant terminates employment with the Company, the participant's vested balances will be distributed at the participant's election or distributed if the account balance is less than $5,000. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 2004, forfeitures of $257,911 and $90,560 were used to reduce the Company's contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2004 and 2003, totaled $31,935 and $30,330, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been converted to an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust are stated at their net asset value at year-end. The Smith stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.

Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for plan benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sale are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Participant Account Valuation

The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant's account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant's account balance in each fund, after reducing the participant's account for distributions, if any.

Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for plan benefits and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.

3. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on January 21, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended for minor items since receiving the determination letter which, in the opinion of the Administrative Committee, would not impact the status of the Plan. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

4. TRANSFERS FROM OTHER PLAN

In conjunction with the direct transfer of certain employees between the Company and Smith during 2004, net assets of $280,455 were transferred into the Plan.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investments in registered investment company funds, a common/collective trust and Smith common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. Historically, the investment mix has remained relatively consistent. The allocation of total Plan assets by investment type at December 31, is as follows:

                                                   2004                    2003
                                                   ----                    ----
Balanced Funds (Stocks and Bonds)                  38.7%                   35.9%
Domestic Stock Funds                               30.4                    29.7
Stable Value Fund                                  12.4                    14.6
Smith International, Inc. common stock              6.7                     5.3
Money Market Fund                                   3.6                     6.5
Participant loans                                   3.5                     3.7
Bond Funds                                          2.4                     2.6
International Stock Funds                           2.3                     1.7
                                                  -----                   -----
                                                  100.0%                  100.0%
                                                  =====                   =====

6. RELATED-PARTY TRANSACTIONS

The Plan invests in shares of common stock of Smith. As Smith is the majority owner of the sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds and a common/collective trust fund managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

7. INVESTMENTS

Individual investments, which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

                                                      2004                     2003
                                                  -------------            -------------
Vanguard Wellington Fund                          $  82,691,060            $  71,310,917
Vanguard PRIMECAP Fund                               35,055,865               28,231,946
Vanguard Retirement Savings Trust                    29,854,517               29,018,978
Vanguard Windsor Fund                                20,484,754               16,570,111
Vanguard 500 Index Portfolio Fund                    16,404,719               14,015,338
Smith International, Inc. common stock               16,140,022               10,567,322
Vanguard Prime Money Market Fund                      8,711,951(*)            12,813,188

(*) Less than five percent, but presented for comparative purposes as the 2003 balance exceeds the five percent threshold.

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                2004
                                            ------------
Equity funds                                $  8,882,007
Smith International, Inc. common stock         3,562,558
Balanced funds                                 4,164,333
                                            ------------
                                            $ 16,608,898
                                            ============

                               M-I RETIREMENT PLAN
                                 EIN: 76-0596553

                    FORM 5500, SCHEDULE H, PART IV, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004

(a)               (b)                                            (c)                                  (d)                 (e)
                                                   Description of Investment, Including
        Identity of Issue, Borrower,                 Maturity Date, Rate of Interest,
           Lessor or Similar Party                   Collateral, Par or Maturity Value                Cost            Current Value
       ------------------------------           ---------------------------------------------         ----            -------------
*           Vanguard Group                      Vanguard Wellington Fund                               **            $  82,691,060

*           Vanguard Group                      Vanguard PRIMECAP Fund                                 **               35,055,865

*           Vanguard Group                      Vanguard Retirement Savings Trust                      **               29,854,517

*           Vanguard Group                      Vanguard Windsor Fund                                  **               20,484,754

*           Vanguard Group                      Vanguard 500 Index Portfolio Fund                      **               16,404,719

*           Smith International, Inc.           Smith International, Inc. common stock                 **               16,140,022

*           Vanguard Group                      Vanguard Prime Money Market Fund                       **                8,711,951

*           The Plan                            Participant loans (highest and lowest interest
                                                   rates are 10.50% and 4.00%, respectively)           **                8,328,525

*           Vanguard Group                      Vanguard International Growth Fund                     **                5,431,044

*           Vanguard Group                      Vanguard Target Retirement 2015 Fund                   **                5,021,187

*           Vanguard Group                      Vanguard Long-Term Investment Grade Fund               **                4,763,847

*           Vanguard Group                      Vanguard Target Retirement 2025 Fund                   **                2,236,551

*           Vanguard Group                      Vanguard Target Retirement 2035 Fund                   **                1,711,474

*           Vanguard Group                      Vanguard Target Retirement 2005 Fund                   **                1,067,515

*           Vanguard Group                      Vanguard Explorer Fund                                 **                  804,718

*           Vanguard Group                      Vanguard Total Bond Market Index Fund                  **                  621,048

*           Vanguard Group                      Vanguard Extended Market Index Fund                    **                  575,787

*           Vanguard Group                      Vanguard Long-Term Treasury Fund                       **                  228,582

*           Vanguard Group                      Vanguard Target Retirement 2045 Fund                   **                  227,460

*           Vanguard Group                      Vanguard Short-Term Treasury Fund                      **                  206,926

*           Vanguard Group                      Vanguard Target Retirement Income Fund                 **                  187,297

*           Vanguard Group                      Vanguard Intermediate-Term Treasury Fund               **                   37,016
                                                                                                                     -------------
                                          Total investments                                                          $ 240,791,865
                                                                                                                     =============

*   Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 21, 2005                          M-I RETIREMENT PLAN

                                              By: Administrative Committee for
                                                  the M-I Retirement Plan

                                              By: /s/ W. FRANK RICHTER
                                                  ----------------------------
                                                  W. Frank Richter, Member

                                              By: /s/ MALCOLM W. ANDERSON
                                                  ----------------------------
                                                  Malcolm W. Anderson, Member

                                  EXHIBIT INDEX

Exhibit
 Number         Description
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 23.1           Consent of Independent Registered Public Accounting Firm